UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 19)

eMagin Corporation
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
29076N 20 6
(CUSIP Number)

Robert G. Minion, Esq. Lowenstein Sandler LLP 1251 Avenue of the Americas New York, New York 10020 (646) 414-6930
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 8, 2021
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-l(g), check the following box. [    ]

Note Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29076N 20 6
1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Stillwater Holdings LLC
2.	Check the Appropriate Box if a Member of a Group	(a) [ ]
(b) [X]
3.	SEC USE ONLY
4.	Source of Funds (See Instructions): WC
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): [ ]
6.	Citizenship or Place of Organization: Delaware

Number of	7. Sole Voting Power:	6,660,834
Shares Beneficially	8. Shared Voting Power:	0
Owned by
Each Reporting	9. Sole Dispositive Power:	6,660,834
Person with	10. Shared Dispositive Power:	7,521,236

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:	14,182,070*
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): [ ]
13.	Percent of Class Represented by Amount in Row (11): 18.9%
14.	Type of Reporting Person (See Instructions): OO

*

Stillwater Holdings LLC (“Stillwater”) may be deemed to beneficially own 14,182,070 shares of common stock, par value $0.001 per share (the “Shares” or the “Common Stock”) of eMagin Corporation (the “Issuer”) reported herein as follows: (i) 1,283,501 Shares and Series B Convertible Preferred Stock, par value $0.001 per share (the “Series B Preferred Stock”) held directly by Stillwater, which are convertible into 5,377,333 Shares subject to increase as described herein; (ii) 272,910 Shares, warrants to purchase up to 100,000 Shares currently exercisable at $2.25 per Share, warrants to purchase up to 25,000 Shares, currently exercisable at $2.45 per Share, and warrants to purchase up to 1,152,668 Shares, currently exercisable at $2.60 per Share held directly by Stillwater Trust LLC, where the sole member of Stillwater is the managing trustee and has investment control over such securities (iii) 4,250,000 Shares held directly by a trust where the sole member of Stillwater is the sole Manager and President of the Trustee (iv) 783,325 Shares and Series B Preferred Stock convertible into 937,333 Shares held directly by Rainbow Gate Corporation where the sole member of Stillwater is the investment manager.

The Series B Preferred Stock, when issued, was convertible into Common Stock at a conversion price of $0.75 per Share (the “Original Conversion Price”). Based on information disclosed in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 12, 2020, there were 67,499,602 Shares deemed issued and outstanding as of October 31, 2020 and 7,545,333 shares of Common Stock issuable upon the conversion of the Series B Preferred Stock. The Shares and ownership reported in this report reflect the Original Conversion Price. However, as previously disclosed in the amendment to Schedule 13D filed on January 28, 2021, Stillwater and Ginola believe the conversion price to be at most $0.50 per Share, and on January 27, 2021 the Issuer communicated to Stillwater that the conversion price is likely less than $0.50 due to prior sales under its “at the market” sales program with H.C. Wainwright & Co., LLC. Stillwater and Ginola have subsequently requested on multiple occasions any applicable notice of adjustments to such conversion price, which is required to be provided by the Issuer pursuant to the terms of the Series B Preferred Stock. As of the time of filing this report, Stillwater and Ginola have not received any further information.

As a result of and subject to the foregoing, for purposes of Reg. Section 240.13d-3, Stillwater may be deemed to beneficially own 14,182,070 Shares, or 18.9% of the Shares deemed issued and outstanding as of the filing date of this report.

This report shall not be deemed an admission that Stillwater is the beneficial owner of such securities for purposes of Section 13(d) or 13(g) of the Act and Stillwater disclaims beneficial ownership of such securities except to the extent of its pecuniary interest therein.

CUSIP No. 29076N 20 6
1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Ginola Limited
2.	Check the Appropriate Box if a Member of a Group	(a) [ ]
(b) [X]
3.	SEC USE ONLY
4.	Source of Funds (See Instructions): WC
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): [ ]
6.	Citizenship or Place of Organization: Jersey (Channel Islands)

Number of	7. Sole Voting Power:	3,124,186
Shares Beneficially	8. Shared Voting Power:	0
Owned by
Each Reporting	9. Sole Dispositive Power:	3,124,186
Person with	10. Shared Dispositive Power:	1,856,508

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:	4,980,693**
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): [ ]
13.	Percent of Class Represented by Amount in Row (11): 7.1%
14.	Type of Reporting Person (See Instructions): CO

**

Ginola Limited (“Ginola”) may be deemed to beneficially own 4,980,693 Shares of the Issuer reported herein as follows: (i) 1,880,186 Shares, Series B Preferred Stock held directly by Ginola, which are convertible into 1,070,667 Shares subject to increase as described herein, and warrants held directly by Ginola to purchase up to 173,333 Shares currently exercisable at $2.05 per Share; (ii) 919,175 Shares and Series B Preferred Stock convertible into 937,333 Shares held directly by trusts and holding companies with common directors and/or controlling shareholders as Ginola. This report shall not be deemed an admission that Ginola is the beneficial owner of such securities for purposes of Section 13(d) or 13(g) of the Act and Ginola disclaims beneficial ownership of such securities except to the extent of its pecuniary interest therein.

The Series B Preferred Stock, when issued, was convertible into Common Stock at a conversion price of $0.75 per Share (the “Original Conversion Price”). Based on information disclosed in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 12, 2020, there were 67,499,602 Shares deemed issued and outstanding as of October 31, 2020 and 7,545,333 shares of Common Stock issuable upon the conversion of the Series B Preferred Stock. The Shares and ownership reported in this report reflect the Original Conversion Price. However, as previously disclosed in the amendment to Schedule 13D filed on January 28, 2021, Stillwater and Ginola believe the conversion price to be at most $0.50 per Share, and on January 27, 2021 the Issuer communicated to Stillwater that the conversion price is likely less than $0.50 due to prior sales under its “at the market” sales program with H.C. Wainwright & Co., LLC. Stillwater and Ginola have subsequently requested on multiple occasions any applicable notice of adjustments to such conversion price, which is required to be provided by the Issuer pursuant to the terms of the Series B Preferred Stock. As of the time of filing this report, Stillwater and Ginola have not received any further information.

As a result of and subject to the foregoing, for purposes of Reg. Section 240.13d-3, Ginola may be deemed to beneficially own 4,980,693 Shares, or 7.1% of the Shares deemed issued and outstanding as of the filing date of this report.

This report shall not be deemed an admission that Ginola is the beneficial owner of such securities for purposes of Section 13(d) or 13(g) of the Act and Ginola disclaims beneficial ownership of such securities except to the extent of its pecuniary interest therein.

Explanatory Note

This Amendment No. 19 to Schedule 13D (“Amendment No. 19”) is being filed by Stillwater Holdings LLC, a Delaware limited liability company formerly known as Stillwater LLC (“Stillwater”) and Ginola Limited, a Jersey (Channel Islands) company (“Ginola”) to amend the Schedule 13D (the “Schedule 13D”) originally filed by Stillwater and Ginola on May 5, 2003, and as amended by Amendment No. 1 to the Schedule 13D filed March 8, 2004, Amendment No. 2 to the Schedule 13D filed April 19, 2004, Amendment No. 3 to the Schedule 13D filed April 30, 2004, Amendment No. 4 to the Schedule 13D filed November 5, 2004, Amendment No. 5 to the Schedule 13D filed March 1, 2005, Amendment No. 6 to the Schedule 13D filed October 28, 2005, Amendment No. 7 to the Schedule 13D filed July 26, 2006, Amendment No. 8 to the Schedule 13D filed April 18, 2007, Amendment No. 9 to the Schedule 13D filed August 2, 2007, Amendment No. 10 to the Schedule 13D filed April 14, 2008, Amendment No. 11 to the Schedule 13D filed December 30, 2008, Amendment No. 12 to the Schedule 13D filed April 26, 2010, Amendment No. 13 to the Schedule 13D filed July 20, 2011, Amendment No. 14 to the Schedule 13D filed June 5, 2012, Amendment No. 15 to the Schedule 13D filed June 23, 2014, Amendment No. 16 to the Schedule 13D filed August 24, 2016, Amendment No. 17 to the Schedule 13D filed March 26, 2017 and Amendment No. 18 to the Schedule 13D filed January 28, 2021 with respect to beneficial ownership of common stock, par value $0.001 per share (the “Common Stock”), of eMagin Corporation (“eMagin” or “Issuer”), a corporation organized under the laws of the State of Delaware. The address of the principal executive offices of eMagin 700 South Drive, Suite 201, Hopewell Junction, NY 12533. Except as specifically provided herein, this Amendment No. 19 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used herein shall have the meanings ascribed to them in the Schedule 13D.

Item 5.     Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended to include the following:

The information contained in rows 7, 8, 9, 10, 11 and 13 of the cover pages of this report and the information set forth in or incorporated by reference in Item 2 and Item 6 of the report is hereby incorporated by reference in its entirety into this Item 5.

(a-b) Stillwater may be deemed to beneficially own 14,182,070 shares of Common Stock, which represents approximately 18.9% of the outstanding Common Stock of the Issuer as of the filing date of this report (the “Filing Date”). Ginola may be deemed to beneficially own 4,980,693 shares of Common Stock, which represents approximately 7.1% of the outstanding Common Stock of the Issuer as of the Filing Date.

(c) Except as otherwise set forth herein, neither Stillwater nor Ginola have effected any transactions in the Issuer’s Common Stock during the 60 days prior to the Effective Date (as defined below), there were no transactions effected in the Common Stock (or securities convertible into, exercisable for or exchangeable for Common Stock) by Stillwater or Ginola or any person or entity controlled by it or any person or entity for which he possesses voting or investment control over the securities thereof.

(d) Except as otherwise reported herein, no person or entity other than Stillwater or Ginola has the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares of the Issuer’s Common Stock reported on this Amendment No. 19.

(e) Not applicable

The following table details the transactions by the Stillwater and Ginola in Shares or securities exchangeable for Shares during the period commencing sixty (60) days prior to February 8, 2021 (the “Effective Date”), and from the Effective Date through the Filing Date:

Date	Price	Type of Transaction	Number of Shares
1/25/2021	$2.8941(1)	Open Market Sale	894,001
1/26/2021	$2.8535(2)	Open Market Sale	254,892
2/3/2021	$2.7078(3)	Open Market Sale	205,252
2/4/2021	$2.8781(4)	Open Market Sale	317,928
2/5/2021	$2.9825(5)	Open Market Sale	177,362
2/8/2021	$3.0236(6)	Open Market Sale	127,655

(1)	The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $2.70 to $3.16 per share, inclusive.
(2)	The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $2.79 to $2.91 per share, inclusive.
(3)	The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $2.60 to $2.82 per share, inclusive.
(4)	The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $2.74 to $2.99 per share, inclusive.
(5)	The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $2.92 to $3.10 per share, inclusive.
(6)	The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $2.98 to $3.09 per share, inclusive.

Item 6.     Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended to include the following:

The information contained in rows 7, 8, 9, 10, 11 and 13 of the cover pages of this report and the information set forth in or incorporated by reference in Item 2 and Item 5 of this report is hereby incorporated by reference in its entirety into this Item 6.

Series B Preferred Stock

The terms of the Certificate of Designations provide that so long as any shares of Series B Convertible Preferred Stock, par value $0.001 per share (“Series B Preferred Stock”), are outstanding, the Issuer may not offer, sell or issue, or enter into any agreement, arrangement or understanding to offer, sell or issue, any common stock or common stock equivalent (other than offerings that are underwritten on a firm commitment basis and registered with the SEC under the Securities Act) without the approval of holders of a majority of the Series B Preferred Stock outstanding.

Additionally, unless waived by the Series B Preferred Stock holder, the Original Conversion Price (as defined below) of the Series B Preferred Stock is adjustable to the extent the Issuer (i) issues dividends on the Common Stock in shares of Common Stock, in any class of capital stock of the issuer, or in cash, (ii) issues warrants with an exercise price less than the Original Conversion Price, (iii) subdivides the outstanding shares of Common Stock into a greater number of shares of Common Stock, or (iv) sells shares of Common Stock at a price less than the Original Conversion Price.

The Series B Preferred Stock, when issued, was convertible into Common Stock at a conversion price of $0.75 per Share (the “Original Conversion Price”). Based on information disclosed in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 12, 2020, there were 67,499,602 Shares deemed issued and outstanding as of October 31, 2020 and 7,545,333 shares of Common Stock issuable upon the conversion of the Series B Preferred Stock. The Shares and ownership reported in this report reflect the Original Conversion Price. However, as previously disclosed in the amendment to Schedule 13D filed on January 28, 2021, Stillwater and Ginola believe the conversion price to be at most $0.50 per Share, and on January 27, 2021 the Issuer communicated to Stillwater that the conversion price is likely less than $0.50 due to prior sales under its “at the market” sales program with H.C. Wainwright & Co., LLC. Stillwater and Ginola have subsequently requested on multiple occasions any applicable notice of adjustments to such conversion price, which is required to be provided by the Issuer pursuant to the terms of the Series B Preferred Stock. As of the time of filing this report, Stillwater and Ginola have not received any further information.

Item 7.     To Be Filed as Exhibits.

The following exhibit is incorporated into this this Amendment No. 19:

Exhibit No.	Description

1 2

Joint Filing Agreement, dated May 5, 2003, by and between Stillwater Holdings LLC and Ginola Limited (incorporated by reference to the Schedule 13D filed with the Securities and Exchange Commission on May 5, 2003).

Power of Attorney, dated February 4, 2021.

Signature

After reasonable inquiry and to the best knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 9, 2021

STILLWATER HOLDINGS LLC

By:	/s/ Christopher Minton
Name:	Christopher Minton
Title:	Vice President

GINOLA LIMITED

By:	/s/ Sumantha R. Sedor
Name:	Sumantha R. Sedor
Title:	Attorney-in-Fact

Attention: Intentional misstatements or omissions of fact constitute
Federal criminal violations (See 18 U.S.C. 1001).